SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ROBERTA NERI TO JOIN BOARD OF RYANAIR HOLDINGS PLC

The Board of Ryanair Holdings plc today (23 Jan.) announced that Ms. Roberta Neri, an Italian citizen, has agreed to join the Board as a non-executive director effective from 1 Feb. 2024.

Ms. Neri is a former CEO of ENAV, the Italian Air Navigation Services provider, where she managed the IPO process on the Italian stock exchange.  Prior to that, she was CFO of ACEA (one of the major Italian utility companies).  Ms. Neri has over 30 years experience in both corporate and financial services industries. A founding member and board director of Byom (a consulting firm focused on investment funds and companies operating in the industrial, renewable energy and infrastructure sector), Ms. Neri is also currently an Operating Partner at Asterion Industrial Partners (an independent investment management firm focusing on European infrastructure).

Ryanair's Chairman Stan McCarthy said:

"We are pleased that Roberta Neri has accepted our invitation to join the Board of Ryanair Holdings plc from 1 Feb. 2024. Roberta brings considerable aviation, regulatory and business experience to the role. As a senior Italian business figure,  we look forward to Roberta making a significant contribution to our Board as Ryanair delivers more low fare services and sustainable growth across Europe for the next decade."

ENDS

For further information
Please contact:                       Press Office
                                                Ryanair
                                                Tel.: +353-1-9451799
                                                press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 January, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary